Exhibit 99.1

Technology Industry Leader Brian Lillie Named to Talend Board

Equinix Chief Product Officer Will Bolster Data Integration Company’s Board with Broad and Deep Customer, Operational, and IT Leadership Skills

REDWOOD CITY, Calif. — May 9, 2018 - Talend (NASDAQ: TLND), a global leader in cloud and big data integration solutions, today announced that it has named Brian Lillie to its board of directors. With more than two decades of experience leading functionally diverse teams in the enterprise software and cloud computing technology industries, and nearly a decade serving his country as an officer in the U.S. Air Force, Mr. Lillie brings a range of expertise that will inform Talend’s strategy as it grows its leadership position in the cloud market.

“We’re delighted to have Brian join Talend’s board,” said Mike Tuchen, CEO, Talend. “He brings a wealth of technology industry expertise, gained over two decades of leadership in roles ranging from customer success, to sales, to product and IT. His insights and experience will be instrumental in helping guide Talend through its next stage of global growth and product expansion.”

Mr. Lillie has been with Equinix for nearly ten years, and during that time has served in increasingly senior roles with the company. He was named Chief Product Officer of Equinix last year and served as its Chief Customer Officer from 2016 to 2017. Prior to that, he was the company’s Chief Information Officer for eight years. Before joining Equinix, Mr. Lillie held strategic leadership roles at Verisign, including Vice President of Global Sales Operations. He began his private sector career in IT with Silicon Graphics, including an assignment in Switzerland where he supported IT across EMEA. Previously, Mr. Lillie was an officer with the United States Air Force for nearly a decade, serving as commander of a communications squadron as an operations director in a mission control center operating satellites and as a project officer in space research and development.

Widely recognized for his leadership and work driving IT innovation, Mr. Lillie was named Silicon Valley Business Journal’s Silicon Valley CIO of the Year in 2014.  He currently sits on the board of Lumentum Holdings Inc.

“Talend is an ideal position to maintain the phenomenal growth and success it’s experienced since going public. Cloud adoption continues to soar and data management is front and center in nearly every enterprise worldwide. Talend’s neutral, comprehensive big data and cloud solutions give enterprises the tools they need to unlock the value in their data, while future-proofing their IT investments,” said Mr. Lillie. “I’m delighted to be joining Talend’s board and look forward to contributing to its ongoing success.”

Mr. Lillie holds a B.S. in Mathematics from Montana State University, an M.S. in Telecommunications Management from Golden Gate University and an M.S. in Management from Stanford University’s Graduate School of Business.

About Talend

Talend (NASDAQ: TLND) is a global leader in cloud and big data integration solutions that helps companies turn data into a strategic asset that delivers real-time, organization-wide insight into customers, partners, and operations. Through its open, native, and unified integration platform, Talend delivers the data agility required for companies to meet the constantly evolving demands of modern business. With Talend, companies can easily scale their data infrastructure and rapidly adopt the latest technology innovations in cloud and big data. Talend’s solutions support over 1500 global enterprise customers including AstraZeneca, GE, HP Inc. and Lenovo, across a range of industries. Talend has also been recognized as a leader in its field multiple times by leading analyst firms, as well as several industry and data trade publications including InfoWorld and SD Times. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Investor Contact:

Lisa Laukkanen or Lauren Sloane
The Blueshirt Group for Talend
ir@talend.com
650-268-5018

Media Contacts:

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
650-268-5024